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CONTACT:
Sam Falconello                                  Joseph N. Jaffoni
Senior Vice President, Finance                  David C. Collins
Cinergi Pictures Entertainment Inc.             Jaffoni & Collins Incorporated
310/315-6000                                    212/835-8500

FOR IMMEDIATE RELEASE



                   CINERGI PICTURES ENTERTAINMENT COMPLETES
                      MERGER WITH CPEI ACQUISITION, INC.


Santa Monica, CA, (December 30, 1997) -- Cinergi Pictures Entertainment Inc.

(Nasdaq: CINE) announced today that it has completed its merger with CPEI

Acquisition, Inc. Pursuant to the merger, each share of Cinergi common stock

(other than shares owned by Andrew G. Vajna [Chairman of the Board, President and Chief Executive Officer of Cinergi] or Valdina Corporation N.V. [which is beneficially owned by Mr. Vajna], treasury shares and shares as to which statutory dissenters' rights are perfected) have been converted into the right to receive the merger consideration of $2.52 per share. As a result of the merger, Cinergi is now wholly owned by Mr. Vajna and Valdina Corporation N.V.

In addition, as a result of the merger, the stock transfer books of Cinergi have been closed and Cinergi has been deleted from the Nasdaq National Market

System.


The Company was formed in 1989 as an independent producer and distributor of motion pictures.




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